UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-31978

CUSIP NUMBER

(Check one):	☐	Form 10-K ☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR
		For Period Ended:	June 30, 2005

	☐	Transition report on Form 10-K
	☐	Transition report on Form 20-F
	☐	Transition report on Form 11-K
	☐	Transition report on Form 10-Q
	☐	Transition report on Form N-SAR
For Transition Period Ended:

Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Assurant, Inc.

Full name of Registrant
N/A

Former name if Applicable
One Chase Manhattan Plaza, 41st Floor

Address of Principal Executive Office (Street and Number)
New York, New York 10005

City, State and Zip Code
PART II — RULES 12b–25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

	(a).	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b).	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c).	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
SEC 1344 (03-05)

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As disclosed in the Risk Factors section of Assurant, Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2004, one of the Company’s reinsurers thinks the Company should have been accounting for premiums ceded to them as a loan instead of as an expense. Based on the Company’s investigation to date into this matter, the Company has concluded that there was a verbal side agreement with respect to one of the Company’s reinsurers under its catastrophic reinsurance program, which has accounting implications that may impact previously reported financial statements. While management believes that the difference resulting from any alternative accounting treatment would be immaterial to the Company’s financial position or results of operations, regulators may reach a different conclusion. In 2004, 2003 and 2002, premiums ceded to this reinsurer were $2.6 million, $1.5 million and $0.5 million, respectively, and losses ceded were $10 million, $0, and $0, respectively. This contract expired in December of 2004 and was not renewed.
     As part of ongoing, industry-wide investigations, the Company has previously received subpoenas for information from the United States Securities and Exchange Commission and the United States Attorney for the Southern District of New York. The areas of inquiry addressed to the Company include “certain loss mitigation products” and documents relating to the use of finite risk insurance. The Company has conducted an evaluation of the transactions that could potentially fall within the scope of the subpoenas, as defined by the authorities, and has provided information as requested. As previously reported, the Audit Committee of the Company’s Board of Directors is conducting an investigation of the matters raised by the subpoenas and has retained independent counsel to assist them.
     The Audit Committee’s continuing investigation has raised the question of whether certain current and former employees acted properly in connection with the above mentioned reinsurance arrangement. The Company is reassessing its controls and the appropriateness of its conclusion regarding their effectiveness. The Company has enhanced its internal controls regarding reinsurance and will continue to further evaluate its internal controls. As a result of the continuing investigation, the Company was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 (the “10-Q”) within the prescribed time period without unreasonable effort or expense. The 10-Q which was due to be filed on August 15, 2005, is expected to be filed prior to or on August 22, 2005; however, there can be no assurance that the 10-Q will be filed on or prior to such date. The Company is filing this report for a five day extension, from August 15, 2005 to August 22, 2005, for filing its 10-Q.
PART IV —OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Katherine Greenzang	212	859-7021

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Some of the statements included in this Form 12b-25, particularly those anticipating future financial performance, business prospects, growth and operating strategies and similar matters, are forward-looking statements that involve a number of risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. For a

discussion of the factors that could affect the Company’s actual results, please refer to the risk factors identified from time to time in the Company’s SEC reports, including, but not limited to, the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.
Assurant, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2005	By: /s/ P. Bruce Camacho

Executive Vice President and Chief Financial Officer